AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 3, 2002 REGISTRATION NO. 333-

SECURITIES AND EXCHANGE COMMISSION

FORM F-3
REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

ASM INTERNATIONAL N.V.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

THE NETHERLANDS	98-0101743

(STATE OR OTHER JURISDICTION OF	(I.R.S. EMPLOYER

INCORPORATION OR ORGANIZATION)	IDENTIFICATION NUMBER)

JAN VAN EYCKLAAN 10, 3723 BC BILTHOVEN, THE NETHERLANDS
(011)(31) 30 229 84 11
(ADDRESS AND TELEPHONE NUMBER OF REGISTRANT’S PRINCIPAL EXECUTIVE OFFICES)

ARTHUR H. DEL PRADO
ASM AMERICA INC.
3440 EAST UNIVERSITY DRIVE
PHOENIX, ARIZONA 85034
(602) 470-5700
(NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

COPIES TO:

STEVEN P. EMERICK, ESQ.
QUARLES & BRADY STREICH LANG LLP
ONE RENAISSANCE SQUARE, TWO NORTH CENTRAL AVENUE
PHOENIX, ARIZONA 85004-2391
(602) 229-5200

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and from time to time thereafter.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
INFORMATION ABOUT THE OFFERING
SELECTED CONSOLIDATED FINANCIAL DATA
PRICE RANGE OF COMMON SHARES
CAPITALIZATION
DILUTION
PLAN OF DISTRIBUTION
THE SELLING SHAREHOLDER
INTERESTS OF NAMED EXPERTS AND COUNSEL
EXPENSES OF THE ISSUE
WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT ASM INTERNATIONAL
DOCUMENTS INCORPORATED BY REFERENCE
Exhibit 4.18
Exhibit 4.19
Exhibit 5.1
Exhibit 23.1

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE

		PROPOSED	PROPOSED
		MAXIMUM	MAXIMUM
TITLE OF EACH CLASS OF	AMOUNT TO BE	OFFERING PRICE	AGGREGATE	AMOUNT OF
SECURITIES TO BE REGISTERED	REGISTERED	PER SHARE(2)	OFFERING PRICE(2)	REGISTRATION FEE

Common shares, par value € .04 per share	4,330,446 (1)	$15.01	$65,000,000	$5,980 (3)

(1)	Any additional common shares to be issued as a result of stock splits, stock dividends, or similar transactions shall be covered by this registration statement as provided in Rule 416.

(2)	Estimated pursuant to Rule 457(c), based on the last reported sales price on the Nasdaq National Market on June 24, 2002, solely for the purpose of calculating the registration fee.

(3)	The filing fee has been previously paid. In connection with its registration statement on Form F-3 filed September 6, 2000, Commission File No. 333-45270, ASM International, N.V. paid a total of $36,960 in filing fees. The offering was later withdrawn, no securities having been sold thereunder, leaving a balance of $36,960. It is from this balance that the Registrant wishes to pay the filing fee for this registration statement on Form F-3.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

SUBJECT TO COMPLETION, DATED JULY 3, 2002

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

ASM INTERNATIONAL N.V.
4,330,446 SHARES OF COMMON STOCK

         This prospectus relates to 4,330,446 common shares to be offered for sale from time to time by us. We will receive all of the proceeds (excluding registration costs and underwriting discounts) from the sale of the shares.

         We are selling shares pursuant to the terms of an agreement between us and Canadian Imperial Holdings, Inc., the selling shareholder and underwriter. Under the terms of this agreement:

•	We can issue and sell to the underwriter up to $65,000,000 in the aggregate of our common shares over the term of the agreement, which expires on July 6, 2003, but no more than $10,000,000 each five trading days; and

•	The underwriter is obligated to purchase the shares from us for a purchase price equal to 95.5% of the simple average of the volume weighted average trading price during the five trading days preceding the date of sale.

         For further information regarding the terms governing the issuance and sale of shares under the agreement and the sale of such shares by the underwriter, see “Plan of Distribution” on page 20.

         We will pay for all of the costs relating to the registration of the common shares, estimated to be approximately $85,000.

         Our common stock is listed on the Nasdaq National Market under the symbol “ASMI” and on the Euronext Amsterdam stock exchange under the symbol “ASM.” On June 24, 2002, the closing sales price of our common shares on the Nasdaq National Market was $15.01 and on the Euronext Amsterdam was € 14.69.

BEFORE INVESTING IN THE SHARES, YOU SHOULD REVIEW THE RISK FACTORS BEGINNING ON PAGE 3 OF THIS PROSPECTUS TO UNDERSTAND THE RISKS THAT MAY BE ASSOCIATED WITH BUYING OUR SHARES.

None of the Securities and Exchange Commission, any state securities commission or the Euronext Amsterdam has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July _____, 2002.

         You should rely only on the information contained or incorporated in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common shares.

         We have not taken any action to permit a public offering of the common shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

         As used in this prospectus, the terms “we,” “us,” “our” and ASM International mean ASM International N.V. and its subsidiaries, unless the context indicates another meaning, and the term “common shares” means our common shares, par value € 0.04 per share. Since we are a Netherlands company, the par value of our common shares is expressed in Euros, or “€”. We were incorporated on March 4, 1968 as a Netherlands naamloze vennootschap, or public limited liability company, and were known as Advanced Semiconductor Materials International N.V. until November 1996.

         Our principal executive offices are located at Jan van Eycklaan 10, 3723 BC Bilthoven, the Netherlands. Our telephone number at that location is (011) (31) 30 229 84 11.

         ABN AMRO Bank N.V. is our transfer agent and paying agent in the Netherlands. Our New York transfer agent and registrar is Citibank, N.A.

         ASM, the ASM logo, IDEALine, Epsilon, Advance, A6OOUHV, Eagle, Pulsar, Levitor, Aurora, ALCVD, Atomic Layer CVD, Polygon, Trident, Rapidfire and A412 are used as pending or registered ASM International trademarks in one or more countries.

         For purposes of this registration statement, United States dollars have been converted to Euros at the noon buying rate in New York City on June 24, 2002, for cable transfers payable in Euros as certified for customs purposes by the Federal Reserve Bank of New York, which was .9786 United States Dollars per Euro.

RISK FACTORS

         You should carefully consider the following risk factors and other information contained or incorporated by reference in this prospectus, including the financial statements and the notes to those statements, before deciding to invest in our common shares. Investing in our common shares involves a high degree of risk. The risks and uncertainties described below may not be the only ones we face. If any of the following risks actually occur, our business could be harmed and the trading price of our common shares could decline, and you may lose all or part of your investment. Please see the “Special Note Regarding Forward-Looking Statements” on page 14 of this prospectus.

RISKS RELATED TO THIS OFFERING

THE SALE OF COMMON STOCK PURSUANT TO THE EQUITY LINE MAY DILUTE THE INTERESTS OF OTHER SECURITY HOLDERS.

         Under our equity line financing agreement with Canadian Imperial Holdings, Inc., we may sell up to $65 million in the aggregate of our common shares. We may sell up to $10 million of our common shares as often as every five business days, subject to limitations based on the trading volume of our common shares. The purchase price of the shares will be equal to 95.5% of the simple average of the daily volume weighted average sale price during the five trading days preceding the date of sale. Because the price of the shares that may be sold under the equity line is based on the market value of the common shares at the time of the sale, the number of shares sold will be greater if the price of the common shares declines, which would cause greater ownership dilution. The equity line agreement does not limit the price at which common shares may be sold.

         The total number of shares that may be issued under the equity line depends on the market price of our common shares at the time that the shares are sold and whether we choose to sell shares, and the number of shares we choose to sell from time to time, to the underwriter. The equity line permits us to choose to sell no shares, or as many shares as we wish, subject to limitations contained in the equity line agreement and our obtaining all necessary approvals, if any, to sell more shares than are offered in this prospectus.

         Our decision to choose to sell all possible shares under the equity line as reflected above would be influenced by, among other things, whether it is in the best interests of the shareholders to sell at lower market prices. We are registering 4,330,446 common shares for sale with the Securities and Exchange Commission, which represents 8.81% of our outstanding common shares as of June 24, 2002.

THE SALE OF MATERIAL AMOUNTS OF OUR COMMON SHARES COULD REDUCE THE PRICE OF OUR COMMON STOCK AND ENCOURAGE SHORT SALES.

         Sales of our common stock under the equity line may cause the price of our common shares to decrease due to the additional selling pressure in the market. In addition, this downward pressure on our stock price could cause some market participants to engage in short sales of our common shares, which may cause the price of our stock to decline even further. The equity line agreement does not impose a minimum price at which our common shares may be sold. If the price of our common shares declines below the Nasdaq National Market minimum bid requirement, our continued listing on the Nasdaq National Market could be jeopardized.

OUR MANAGEMENT’S BROAD DISCRETION IN THE USE OF PROCEEDS FROM THE EQUITY LINE MAY ADVERSELY AFFECT YOUR INVESTMENT.

         We have no current specific plans for the use of the net proceeds from the equity line. Additionally, we may choose not to sell shares in the future. However, if we choose to sell shares, we anticipate using the net proceeds generally for repayment of outstanding indebtedness, if any, and/or general corporate purposes, including working capital. We have not identified any actual expected expenditures. Our management will have significant flexibility in deciding when to sell shares and how to apply the net proceeds from the equity line.

RISKS RELATED TO OUR INDUSTRY

OUR BUSINESS COULD BE ADVERSELY AFFECTED BY THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY.

         We sell our products to the semiconductor industry, which is subject to sudden, extreme, cyclical variations in product supply and demand. Since late 2000, the semiconductor industry has been in a cyclical downturn characterized by reduced demand for products, lower average selling prices, reduced investment in semiconductor capital equipment and other factors all of which have resulted in lower sales and earnings for our business. The timing, length and severity of these cycles are difficult to predict. In some cases, these cycles have lasted more than a year. Semiconductor manufacturers may contribute to these cycles by misinterpreting the conditions in the industry and over- or under-investing in semiconductor manufacturing capacity and equipment. We may not be able to respond effectively to these industry cycles.

         Downturns in the semiconductor industry often occur in connection with, or anticipation of, maturing product cycles and declines in general economic conditions. Industry downturns have been characterized by reduced demand for semiconductor devices and equipment, production over-capacity and accelerated decline in average selling prices. During a period of declining demand, we must be able to quickly and effectively reduce expenses and motivate and retain key employees. Our ability to reduce expenses in response to any downturn in the semiconductor industry is limited by our need for continued investment in engineering and research and development and extensive ongoing customer service and support requirements. In addition, the long lead time for production and delivery of some of our products creates a risk that we may incur expenditures or purchase inventories for products, including subassemblies, which we cannot sell.

         Industry upturns have been characterized by abrupt increases in demand for semiconductor devices and equipment and insufficient production capacity. During a period of increasing demand and rapid growth, we must be able to quickly increase manufacturing capacity to meet customer demand and hire and assimilate a sufficient number of additional qualified personnel. Our inability to quickly respond in times of increased demand could harm our reputation and cause some of our existing or potential customers to place orders with our competitors rather than us.

OUR INDUSTRY IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE AND WE MAY NOT BE ABLE TO FORECAST OR RESPOND TO COMMERCIAL AND TECHNOLOGICAL TRENDS IN TIME TO AVOID COMPETITIVE HARM.

         Our growth strategy and future success depend upon commercial acceptance of products incorporating technologies we are developing, such as atomic layer chemical vapor deposition, rapid thermal processing, low-k dielectrics and silicon germanium epitaxy. The semiconductor industry and the semiconductor equipment industry are subject to rapid technological change and frequent introductions of enhancements to existing products. Technological changes have had and will continue to have a significant impact on our business. Our operating results and our ability to remain competitive are affected by our ability to accurately anticipate customer and market requirements and develop technologies and products to meet these requirements. Our success in developing, introducing and selling new and enhanced products depends upon a variety of factors, including:

•	successful innovation of processes and equipment;

•	accurate technology and product selection;

•	timely and efficient completion of product design and development;

•	timely and efficient implementation of manufacturing and assembly processes;

•	successful product performance in the field;

•	effective and timely product support and service; and

•	effective product sales and marketing.

         We may not be able to accurately forecast or respond to commercial and technical trends in the semiconductor industry or to the development of new technologies and products by our competitors. Our competitors may develop technologies and products that are more effective than ours or that may be more widely accepted. In addition, we may incur substantial unanticipated costs to ensure the functionality and reliability of our current and future products. If our products are unreliable or do not meet our customers’ expectations, then we may experience reduced orders, higher manufacturing costs, delays in collecting accounts receivable, or additional service and warranty expense. We have experienced delays from time to time in the introduction of, and some technical and manufacturing difficulties with, some of our systems and enhancements. We may also experience delays and technical and manufacturing difficulties in future introductions or volume production of new systems or enhancements. Significant delays can occur between a product’s introduction and the commencement of volume production of that product. Any of these events could negatively impact our ability to generate the return we intend to achieve on our investments in new products.

WE FACE INTENSE COMPETITION AND POTENTIAL COMPETITION FROM COMPANIES WHICH HAVE GREATER RESOURCES THAN WE DO, AND IF WE ARE UNABLE TO COMPETE EFFECTIVELY WITH THESE COMPANIES, OUR MARKET SHARE MAY DECLINE AND OUR BUSINESS COULD BE HARMED.

         We face intense competition in both the front-end and back-end segments of the semiconductor equipment industry from other established companies. Our primary competitors in the front-end business include Applied Materials, Novellus, Tokyo Electron, and Kokusai. Our primary competitors in the back-end business include Kulicke & Soffa, ESEC, Shinkawa, Apic Yamada, BE Semiconductor, Towa, Shinko and Mitsui. A number of our competitors have significantly greater financial, technological, engineering, manufacturing, marketing and distribution resources than we do. Their greater capabilities in these areas may enable them to:

•	better withstand periodic downturns in the semiconductor industry;

•	compete more effectively on the basis of price and technology;

•	more quickly develop enhancements to, and new generations of products; and

•	more effectively retain existing customers and attract new customers.

         In addition, new companies may enter the markets in which we compete, further increasing competition in the semiconductor equipment industry.

         We believe that our ability to compete successfully depends on a number of factors, including:

•	our success in developing new products and enhancements;

•	performance of our products;

•	quality of our products;

•	ease of use of our products;

•	reliability of our products;

•	cost of owning our products;

•	our ability to ship products in a timely manner;

•	quality of the technical service we provide;

•	timeliness of the services we provide;

•	existing market and economic conditions; and

•	price of our products and our competitors’ products.

         Many of these factors are outside our control. We may not be able to compete successfully in the future, and increased competition may result in price reductions, reduced profit margins, loss of market share, and inability to generate cash flows that are sufficient to maintain or expand our development of new products.

RISKS RELATED TO OUR BUSINESS

OUR QUARTERLY REVENUES AND OPERATING RESULTS FLUCTUATE DUE TO A VARIETY OF FACTORS, WHICH MAY RESULT IN VOLATILITY OR A DECREASE IN THE PRICE OF OUR COMMON SHARES.

         Our quarterly revenues and operating results have varied significantly in the past and may vary in the future due to a number of factors, including:

•	cyclicality and other economic conditions in the semiconductor industry;

•	production capacity constraints;

•	the timing of customer orders, cancellations and shipments;

•	the length and variability of the sales cycle for our products;

•	the introduction of new products and enhancements by us and our competitors;

•	the emergence of new industry standards;

•	product obsolescence;

•	disruptions in sources of supply;

•	our ability to time our expenditures in anticipation of future orders;

•	our ability to fund our capital requirements;

•	changes in our pricing and pricing by our suppliers and competitors;

•	our product and revenue mix;

•	seasonal fluctuations in demand for our products;

•	exchange rate fluctuations; and

•	economic conditions generally or in various geographic areas where we or our customers do business.

         In addition, we derive a substantial portion of our net sales from products that have a high average selling price and significant lead times between initial order and delivery of the product. The timing and recognition of net sales from customer orders can cause significant fluctuations in our operating results from quarter to quarter. Gross margins realized on product sales vary depending upon a variety of factors, including the mix of products sold during a particular period, negotiated selling prices, the timing of new product introductions and enhancements and manufacturing costs. A delay in a shipment near the end of a fiscal quarter or year, due, for example, to rescheduling or cancellations by customers or to unexpected manufacturing difficulties experienced by us, may cause sales in a particular period to fall significantly below our expectations and may materially adversely affect our operating results for that period. Further, our need to continue expenditures for research and development and engineering make it difficult for us to reduce expenses in a particular quarter even if our sales goals for that quarter are not met. Our inability to adjust spending quickly enough to compensate for any sales shortfall would magnify the adverse impact of a sales shortfall on our operating results. In addition, announcements by us or our competitors of new products and technologies could cause customers to defer purchases of our existing systems, which could negatively impact our earnings and our financial position.

         As a result of these factors, our operating results may vary significantly from quarter to quarter. Any shortfall in revenues or net income from levels expected by securities analysts and investors could cause a decrease in the trading price of our common shares.

OUR PRODUCTS GENERALLY HAVE LONG SALES CYCLES AND IMPLEMENTATION PERIODS, WHICH INCREASE OUR COSTS IN OBTAINING ORDERS AND REDUCE THE PREDICTABILITY OF OUR EARNINGS.

         Our products are technologically complex. Prospective customers generally must commit significant resources to test and evaluate our products and to install and integrate them into larger systems. In addition, customers often require a significant number of product presentations and demonstrations, in some instances evaluating equipment on site, before reaching a sufficient level of confidence in the product’s performance and compatibility with the customer’s requirements to place an order. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new products. The sales cycles of our products often last for many months or even years. Longer sales cycles require us to invest significant resources in attempting to make sales and delay the generation of revenue.

         Long sales cycles also subject us to other risks, including customers’ budgetary constraints, internal acceptance reviews and cancellations. In addition, orders expected in one quarter could shift to another because of the timing of customers’ purchase decisions. The time required for our customers to incorporate our products into their systems can vary significantly with the needs of our customers and generally exceeds several months, which further complicates our planning processes and reduces the predictability of our operating results.

OUR RELIANCE ON A PRIMARY SUPPLIER COULD RESULT IN DISRUPTION OF OUR OPERATIONS.

         We outsource a substantial majority of the manufacturing of our Front-end business to a single supplier, Philips High Tech Electronics Group (formerly Philips Machinefabrieken Nederland B.V.) based in the Netherlands. Purchases from Philips represented approximately 23.1% of our total cost of sales in the Front-end segment in fiscal 2001. Approximately 40% of this amount represents manufacturing for which we have one or more additional suppliers. The remainder represents manufacturing for which Philips is the sole supplier. We are exploring the feasibility of developing additional internal and external sources of supply for these manufacturing processes to reduce our dependence on a single supplier in the future. If Philips were unable or unwilling to deliver products to us in the quantities we require for any reason, including natural disaster, labor unrest, capacity constraints, supply chain management problems or contractual disputes, we may be unable to fill customer orders on a timely basis, which could negatively affect our financial performance and customer relationships.

WE DERIVE A SIGNIFICANT PERCENTAGE OF OUR REVENUE FROM SALES TO A SMALL NUMBER OF LARGE CUSTOMERS, AND IF WE ARE NOT ABLE TO RETAIN THESE CUSTOMERS, OR THEY RESCHEDULE, REDUCE OR CANCEL ORDERS, OUR REVENUES WOULD BE REDUCED AND OUR FINANCIAL RESULTS WOULD SUFFER.

         Our largest customers account for a significant percentage of our revenues. Our ten largest customers accounted for approximately 35.5% of our net sales in 2001 and 45.2% of our net sales in 2000. Sales to these large customers have varied significantly from year to year and will continue to fluctuate in the future. These sales also may fluctuate significantly from quarter to quarter. We may not be able to retain our key customers or they may cancel purchase orders or reschedule or decrease their level of purchases from us. Any substantial decrease or delay in sales to one or more of our key customers could harm our sales and financial results. In addition, any difficulty in collecting amounts due from one or more key customers could harm our financial results.

WE MAY NEED ADDITIONAL FUNDS TO FINANCE OUR FUTURE GROWTH, AND IF WE ARE UNABLE TO OBTAIN SUCH FUNDS, WE MAY NOT BE ABLE TO EXPAND OUR BUSINESS AS PLANNED.

         In recent years, we have experienced severe capital constraints that adversely affected our operations and ability to compete. We may require substantial additional capital to finance our future growth and fund our ongoing research and development activities beyond 2002. Our capital requirements depend on many factors, including acceptance of and demand for our products, and the extent to which we invest in new technology and research and development projects.

         If we raise additional funds through the issuance of equity securities, the percentage ownership of our existing shareholders would be diluted. If we finance our capital requirements we may incur significant interest costs. Additional financing may not be available to us when needed or, if available, may not be available on terms acceptable to us.

ALTHOUGH WE ARE A MAJORITY SHAREHOLDER, ASM PACIFIC TECHNOLOGY IS NOT OBLIGATED TO PAY DIVIDENDS TO US AND MAY TAKE ACTIONS OR ENTER INTO TRANSACTIONS THAT ARE DETRIMENTAL TO US.

         ASM Pacific Technology is a Cayman Islands limited liability company that is based in Hong Kong and listed on the Hong Kong Stock Exchange. As of December 31, 2001, we owned 54.4% of ASM Pacific Technology through our wholly-owned subsidiary, ASM Netherlands Antilles N.V., a Netherlands Antilles company, and the remaining 45.6% was owned by the public.

         Although three of the six directors of ASM Pacific Technology are affiliates of ASM International, they are under no obligation to take any actions that are beneficial to us. Issues and conflicts of interest therefore may arise which might not be resolved in our best interests.

         In addition, the directors of ASM Pacific Technology are under no obligation to declare a payment of dividends to shareholders. As a shareholder of ASM Pacific Technology, we can approve the payment of dividends, but cannot compel their payment or size. With respect to the payment of dividends, the directors must consider the financial position of ASM Pacific Technology after the dividend. Since a portion of our cash flows are derived from the dividends we receive from ASM Pacific Technology, its failure to declare dividends in any year would have a negative impact on the cash position of our Front-end segment for that year. Cash dividends received from ASM Pacific Technology totaled € 6.2 million, € 15.4 million and € 35.7 million in 1999, 2000 and 2001, respectively. In April 2002 we received a final dividend for the year 2001 of € 19.2 million.

         The directors of ASM Pacific Technology owe their fiduciary duties to ASM Pacific Technology, and may approve transactions to which we are a party only if the transactions are commercially beneficial to ASM Pacific Technology. Further, under the listing rules of the Hong Kong Stock Exchange, directors who are on the boards of both ASM Pacific Technology and ASM International are not permitted to vote on a transaction involving both entities. This would disqualify all three of the affiliates of ASM International who currently serve on the board of ASM Pacific Technology from voting on any such transaction.

         As a shareholder of ASM Pacific Technology, we can vote our shares in accordance with our own interests. However, we may not be entitled to vote on transactions involving both us and ASM Pacific Technology under the listing rules of the Hong Kong Stock Exchange and the Hong Kong Takeover Code. For example, under the Hong Kong Takeover Code, we would be excluded from voting if we were directly involved in a takeover of ASM Pacific Technology in a transaction requiring a shareholder vote.

BECAUSE THE COSTS TO SEMICONDUCTOR MANUFACTURERS OF SWITCHING FROM ONE SEMICONDUCTOR EQUIPMENT SUPPLIER TO ANOTHER CAN BE HIGH, IT MAY BE MORE DIFFICULT TO SELL OUR PRODUCTS TO NEW CUSTOMERS WHICH COULD LIMIT OUR GROWTH IN SALES AND MARKET SHARE.

         We believe that once a semiconductor manufacturer has selected a supplier’s equipment for a particular product line, that manufacturer generally continues to rely on that supplier for future equipment requirements, including new generations of similar products. Changing from one equipment supplier to another is expensive and requires a substantial investment of resources by the customer. Accordingly, it is difficult to achieve significant sales to a customer currently using another supplier’s equipment. Our inability to sell our products to potential customers who currently use another supplier’s equipment could adversely affect our growth in revenue and market share.

OUR ABILITY TO COMPETE COULD BE JEOPARDIZED IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS FROM CHALLENGES BY THIRD PARTIES.

         Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely on a combination of patent, trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. These agreements and measures may not be sufficient to protect our technology from third party infringements, or to protect us from the claims of others. In addition, patents issued to us may be challenged, invalidated or circumvented, rights granted to us under patents may not provide competitive advantages to us, and third parties may assert that our products infringe their patents, copyrights or trade secrets. Third parties could also independently develop similar products or duplicate our products.

         In addition, monitoring unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology. The laws of some countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as do the laws of the Netherlands and the United States and thus make the possibility of piracy of our technology and products more likely in these countries. If competitors are able to use our technology as their own, our ability to compete effectively could be harmed.

WE LICENSE THE USE OF SOME PATENTS FROM A COMPETITOR PURSUANT TO A SETTLEMENT AGREEMENT; IF THE AGREEMENT IS TERMINATED, OUR BUSINESS COULD BE ADVERSELY AFFECTED.

         In October 1997, we entered into an agreement to settle mutual patent infringement litigation with Applied Materials, Inc., which was amended and restated in 1998, pursuant to which Applied Materials agreed to grant us a worldwide, non-exclusive and royalty-bearing license to use all of the litigated patents and certain additional patents that were not part of the litigation. In return, we agreed to pay Applied Materials $80.0 million and to grant it a worldwide, non-exclusive license to use a number of our patents that we were enforcing in the litigation. All licenses expire at the end of the life of the underlying patents. In addition, the settlement agreement includes covenants for limited periods during which the parties will not litigate the issue of whether certain of our products infringe any of Applied Materials’ patents that were not licensed to us under the settlement agreement. The covenants last for different periods of time for different products and have already expired as to some products. Applied Materials can file new litigation after these covenants expire. Upon the occurrence of an event of default or other specified events, including, among other things, our failure to pay royalties, a change of control of ASMI, and improper use of the licenses, Applied Materials may terminate the settlement agreement, including the licenses and covenants not to sue included in the agreement. Also, litigation between the parties on other matters or the operation of the settlement agreement itself could occur. Future litigation with Applied Materials, which has greater financial resources than we do, could negatively impact our earnings and our financial position.

CLAIMS OR LITIGATION REGARDING INTELLECTUAL PROPERTY RIGHTS COULD SERIOUSLY HARM OUR BUSINESS OR REQUIRE US TO INCUR SIGNIFICANT COSTS.

         In recent years, there has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. In the future, additional litigation may be necessary to enforce patents issued to us, to protect trade secrets or know-how owned by us or to defend us against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Any such litigation could result in substantial cost and diversion of effort by us, which would have an adverse effect on our business, financial condition and operating results.

         Any claims that our products infringe proprietary rights would force us to defend ourselves and possibly our customers or suppliers against the alleged infringement. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidate our proprietary rights. These lawsuits, regardless of whether they are successful, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation could force us to do one or more of the following, any one of which could severely harm our business:

•	forfeit our proprietary rights;

•	stop manufacturing or selling our products that incorporate the challenged intellectual property;

•	obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms or at all or may involve significant royalty payments;

•	pay damages, including treble damages and attorney’s fees in some circumstances; or

•	redesign those products that use the challenged intellectual property.

We are currently involved in a patent litigation in the United States with Genus, Inc. involving claims and counter-claims over certain patent infringement. See Item 4 – Business Overview – Intellectual Property in our annual report on Form 20-F for the 2001 fiscal year for further discussion.

WE ARE DEPENDENT UPON OUR WORLDWIDE SALES AND OPERATIONS; ECONOMIC, POLITICAL, MILITARY OR OTHER EVENTS IN A COUNTRY WHERE WE MAKE SIGNIFICANT SALES OR HAVE SIGNIFICANT OPERATIONS COULD INTERFERE WITH OUR SUCCESS OR OPERATIONS THERE AND HARM OUR BUSINESS.

         We market and sell our products and services throughout the world. We have assembly facilities in the Netherlands, Finland, the United States, Japan, Hong Kong and Singapore, and manufacturing facilities in China and Malaysia. We are subject to risks inherent in doing business internationally. In particular, the September 11, 2001 attacks in New York and Washington, D.C. disrupted commerce throughout the United States and other parts of the world. The continued threat of similar attacks throughout the world and military action taken by the United States and other nations may cause significant disruption to commerce throughout the world. To the extent that such disruptions further slow the global economy or, more particularly, result in delays or cancellations of purchase orders, our business and results of operations could be materially and adversely affected. We are unable to predict whether the threat of new attacks or the responses thereto will result in any long-term commercial disruptions or if such activities or responses will have a long-term material adverse effect on our business, results of operations or financial condition.

         We are subject to other risks related to international business, including:

•	unexpected changes in regulatory requirements;

•	fluctuations in exchange rates and currency controls;

•	political and economic conditions and instability;

•	tariffs and other trade barriers, including current and future import and export restrictions, and freight rates;

•	difficulty in staffing, coordinating and managing international operations;

•	burden of complying with a wide variety of foreign laws and licensing requirements;

•	difficulty in protecting intellectual property rights in some foreign countries;

•	limited ability to enforce agreements and other rights in some foreign countries;

•	longer accounts receivable payment cycles in some countries; and

•	business interruption and damage from natural disasters.

         In particular, our operations in China are subject to the economic and political uncertainties affecting that country. For example, the Chinese economy has experienced significant growth in the past decade, but such growth has been uneven across geographic and economic sectors and has recently been slowing. This growth may continue to decrease and any slowdown may have a negative effect on our business.

WE MAY NOT BE ABLE TO RECRUIT OR RETAIN QUALIFIED PERSONNEL OR INTEGRATE QUALIFIED PERSONNEL INTO OUR ORGANIZATION. CONSEQUENTLY, WE COULD EXPERIENCE REDUCED SALES, DELAYED PRODUCT DEVELOPMENT AND DIVERSION OF MANAGEMENT RESOURCES.

         Our business and future operating results depend in part upon our ability to attract and retain qualified management, technical, sales and support personnel for our operations on a worldwide basis. Competition for qualified personnel is intense, and we cannot guarantee that we will be able to continue to attract and retain qualified personnel. Availability of qualified technical personnel varies from country to country, and may affect the operations of our subsidiaries in some parts of the world. Our operations could be negatively affected if we lose key executives or employees or are unable to attract and retain skilled executives and employees as needed. In particular, if our growth strategies are successful, we may not have sufficient personnel to manage that growth and may not be able to attract the personnel needed. We do not maintain insurance to protect against the loss of key executives or employees. Further, we have agreements with some, but not all, employees, restricting their ability to compete with us after their employment terminates. Our future growth and operating results will depend on:

•	our ability to continue to broaden our senior management group;

•	our ability to attract, hire and retain skilled employees; and

•	the ability of our officers and key employees to continue to expand, train and manage our employee base.

         In response to current market conditions, we have enacted a hiring freeze and have reduced personnel. Although we are not currently focused on attracting new key personnel, we have in the past experienced the intense competition for skilled personnel during market expansions and believe competition will again be intense when the semiconductor market rebounds. Consequently, we generally attempt to minimize reductions in skilled personnel as a reaction to industry downturns, which reduces our ability to lower costs by payroll reduction. We continue to monitor market and economic developments and are ready to implement further measures if circumstances warrant.

OUR OPERATIONAL RESULTS COULD BE NEGATIVELY IMPACTED BY CURRENCY FLUCTUATIONS.

         Our assets, liabilities and operating expenses and those of our subsidiaries are to a large extent denominated in the currency of the country where each entity is established. Our financial statements, including our consolidated financial statements, are expressed in Euros. The translation exposures that result from the inclusion of financial statements of our subsidiaries that are expressed in the currencies of the countries where the subsidiaries are located are not hedged. As a result, our operational results are exposed to fluctuations of various exchange rates. These net translation exposures are taken into account in determining shareholders’ equity.

         In addition, foreign currency fluctuations may affect the prices of our products. Prices for our products are currently denominated in United States dollars, Euros and Japanese yen for sales to our customers throughout the world. If there is a significant devaluation of the currency in a specific country, the prices of our products will increase relative to that country’s currency and our products may be less competitive in that country. Also, we cannot be sure that our international customers will continue to be willing to place orders denominated in these currencies. If they do not, our revenue and operating results will be subject to additional foreign exchange rate fluctuations.

         Although we monitor our exposure to currency fluctuations, these fluctuations could negatively impact our earnings, cash flow and financial position.

IF OUR PRODUCTS ARE FOUND TO BE DEFECTIVE, PRODUCT LIABILITY CLAIMS MAY BE ASSERTED AGAINST US AND WE MAY NOT HAVE SUFFICIENT LIABILITY INSURANCE OR RESOURCES AVAILABLE TO SATISFY SUCH CLAIMS.

         One or more of our products may be found to be defective after we have already shipped the products in volume, requiring a product replacement or recall. We may also be subject to product returns that could impose substantial costs and have a material and adverse effect on our business, financial condition and results of operations.

         Product liability claims may be asserted with respect to our products. Although we currently have product liability insurance, we cannot assure you that we have obtained sufficient insurance coverage, that we will have sufficient insurance coverage in the future or that we will have sufficient resources to satisfy any product liability claims.

ENVIRONMENTAL LAWS AND REGULATIONS MAY EXPOSE US TO LIABILITY AND INCREASE OUR COSTS.

         Our operations are subject to many environmental laws and regulations wherever we operate governing, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and groundwater contamination. A proposal of the European Commission, which has been approved by the

European Parliament in principle would result in “take-back” obligations of manufacturers and/or the responsibility of manufacturers for the financing of the collection, recovery and disposal of electrical and electronic equipment. A further proposal of the European Commission forming part of the approved package provides for a ban on the use of lead and some flame retardants in manufacturing electronic components. Those proposals, if adopted, could adversely affect our manufacturing costs or product sales by forcing us or our suppliers to change production processes or use more costly materials. Our customers may require us to conform to the proposed new standards in advance of their adoption by the European Commission.

         As with other companies engaged in similar activities, we face inherent risks of environmental liability in our current and historical manufacturing activities. Costs associated with future environmental compliance or remediation obligations could adversely affect our business.

ALTHOUGH WE CURRENTLY ARE A MAJORITY SHAREHOLDER OF ASM PACIFIC TECHNOLOGY, WE MAY NOT BE ABLE TO MAINTAIN OUR MAJORITY INTEREST, WHICH, IF OTHER CIRCUMSTANCES ARE SUCH THAT WE DO NOT CONTROL ASM PACIFIC TECHNOLOGY, WOULD PREVENT US FROM CONSOLIDATING ITS RESULTS OF OPERATIONS WITH OURS; MOREOVER, IF WE CEASE TO OWN 50.1% OF ITS SHARES WE WOULD BE IN DEFAULT UNDER OUR REVOLVING CREDIT FACILITY. EITHER OF THESE EVENTS WOULD HAVE A SIGNIFICANT NEGATIVE EFFECT ON OUR CONSOLIDATED EARNINGS FROM OPERATIONS AND LIQUIDITY.

         We derive a significant portion of our net sales, earnings from operations and net earnings from the consolidation of the results of operations of ASM Pacific Technology with our results. If we do not maintain our majority interest in ASM Pacific Technology, and if other circumstances are such that we do not control it through other means, we would no longer be able to consolidate its results of operations with ours. Any such determination of whether we could continue to consolidate would be based on whether we still have a “controlling financial interest” within the meaning of United States generally accepted accounting principles. If we were to become unable to consolidate the results of operations of ASM Pacific Technology with our results, the results of operations of ASM Pacific Technology would no longer be included in our earnings from operations. Instead, our proportionate share of ASM Pacific Technology’s earnings would be reflected as a separate line-item called “share of results from investments” in our consolidated statements of operations. We would no longer be able to consolidate the assets and liabilities of ASM Pacific Technology and would have to reflect the net investment in ASM Pacific Technology in the line-item “investments” in our consolidated balance sheet. In addition, decrease in our equity ownership interest in ASM Pacific Technology below 50.1% is an event of default under our € 90.0 million revolving credit facility. These events would have a significant negative effect on our consolidated earnings from operations and liquidity.

         We maintain our majority interest in ASM Pacific Technology by purchasing shares from time to time as necessary. ASM Pacific Technology has an employee share incentive program pursuant to which it can issue up to an aggregate of 5.0% of its total issued shares, excluding shares subscribed for or purchased under the program, to directors and employees as an incentive. When ASM Pacific Technology issues shares pursuant to this program, our ownership interest is diluted, but would continue to be above 50.0%. In addition, our controlling interest could be diluted if ASM Pacific Technology issues additional equity. However, such a decision by ASM Pacific Technology requires the approval by ASM Pacific Technology’s shareholders and we currently hold more than 50% of the votes. Although we intend to continue to purchase shares of ASM Pacific Technology as necessary to maintain our majority interest, we could lose our majority position if we fail to purchase shares in a timely manner or if we do not have sufficient financial resources to purchase shares when necessary.

OUR DIRECTORS AND OFFICERS CONTROL APPROXIMATELY 25% OF OUR VOTING POWER WHICH GIVES THEM SIGNIFICANT INFLUENCE OVER MATTERS VOTED ON BY OUR SHAREHOLDERS, INCLUDING THE ELECTION OF DIRECTORS, AND MAY MAKE IT MORE DIFFICULT FOR A SHAREHOLDER GROUP TO REMOVE OR ELECT DIRECTORS NOT SUPPORTED BY MANAGEMENT.

         Our directors and officers controlled approximately 25% of our voting power as of December 31, 2001. Accordingly, in the event they were to vote together in connection with matters submitted to a shareholder vote, such as the appointment of our management board by the shareholders, they would have significant influence on the outcome of those matters and on our direction and future operations. This makes it more difficult for a group of shareholders to remove or elect directors not supported by management.

ANY INVESTMENTS WE MAY MAKE COULD DISRUPT OUR BUSINESS AND HARM OUR FINANCIAL CONDITION.

         We intend to consider investments in complementary businesses, products or technologies. In the third quarter of 2001, we invested $18.0 million in NuTool, Inc., a semiconductor equipment company that develops copper deposition technologies. We also entered into a strategic technology and marketing agreement with Genitech, Inc. in which we committed to provide $5.0 million over the next three years for technology development. While we have no other current agreements or specific investment plans, we may acquire businesses, products or technologies in the future. In the event of any future acquisitions, we could:

•	issue shares that would dilute our current shareholders’ percentage ownership;

•	incur debt;

•	assume liabilities;

•	incur impairment expenses related to goodwill and other intangible assets; or

•	incur large and immediate accounting write-offs.

         Our operation of any acquired business will also involve numerous risks, including:

•	problems integrating the purchased operations, technologies or products;

•	unanticipated costs and liabilities for which we are not able to obtain indemnification from the sellers;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with customers;

•	risks associated with entering markets in which we have no, or limited, prior experience; and

•	potential loss of key employees, particularly those of the acquired organizations.

         We may not be able to successfully integrate any businesses, products or technologies or personnel that we might acquire in the future and also may not realize any anticipated benefits from those acquisitions.

IF WE FAIL TO ADEQUATELY INVEST IN RESEARCH AND DEVELOPMENT, OR LOSE OUR RELATIONSHIPS WITH INDEPENDENT RESEARCH INSTITUTES AND UNIVERSITIES, WE MAY BE UNABLE TO COMPETE EFFECTIVELY.

         We have limited resources to allocate to research and development, and must allocate our resources among a wide variety of projects in our Front-end and Back-end businesses. Because of intense competition in our industry, the cost of failing to invest in strategic products is high. In order to enhance the benefits obtained from our research and development expenditures, we have contractual and other relationships with independent research institutes. If we fail to adequately invest in research and development or lose our ability to collaborate with these independent research entities, we may be unable to compete effectively in the Front-end and Back-end markets in which we operate.

OUR ANTI-TAKEOVER PROVISIONS MAY PREVENT A BENEFICIAL CHANGE OF CONTROL.

         Our shareholders have granted to Stichting Continuiteit ASMI, or Stichting, a non-membership organization with a board composed of our President and Chief Executive Officer, the Chairman of our Supervisory Board and three independent members, the right to acquire and vote our preferred shares to maintain the continuity of our company. Toward that objective, Stichting will evaluate, when called for, whether a takeover offer is in our best interest, and may, if it determines that such action is appropriate, acquire preferred shares with voting power equal to 50.0% of the voting power of the outstanding common shares. This is likely to be sufficient to enable it to prevent a change of control from occurring. For additional information regarding Stichting, see Item 7 – Major Shareholders and Related Party Transactions in our annual report on Form 20-F for the 2001 fiscal year.

         These provisions may prevent us from entering into a change of control transaction that may otherwise offer our shareholders an opportunity to sell shares at a premium over the market price.

WE MUST OFFER A POSSIBLE CHANGE OF CONTROL TRANSACTION TO APPLIED MATERIALS FIRST.

         Pursuant to our 1997 settlement agreement with Applied Materials, one of our competitors, as amended and restated in 1998, if we desire to effect a change of control transaction, as defined in the settlement agreement, with a competitor of Applied Materials, we must first offer the change of control transaction to Applied Materials on the same terms as we would be willing to accept from that competitor pursuant to a bona fide arm’s-length offer made by that competitor.

OUR STOCK PRICE HAS FLUCTUATED AND MAY CONTINUE TO FLUCTUATE WIDELY.

         The market price of our common shares has fluctuated substantially in the past. Between January 1, 2001 and December 31, 2001, the sales price of our common shares, as reported on the Nasdaq National Market, ranged from a low of $9.35 to a high of $27.29. The market price of our common shares will continue to be subject to significant fluctuations in the future in response to a variety of factors, including the risk factors discussed in this report.

         Furthermore, stock prices for many companies, and high technology companies in particular, fluctuate widely for reasons that may be unrelated to their operating results.

         Those fluctuations and general economic, political and market conditions, such as recessions or international currency fluctuations, may adversely affect the market price of our common shares.

YOU MAY HAVE DIFFICULTY PROTECTING YOUR RIGHTS AS AN INVESTOR AND IN ENFORCING CIVIL LIABILITIES BECAUSE WE ARE A NETHERLANDS LIMITED LIABILITY COMPANY.

         Our affairs are governed by our articles of association and by the laws governing limited liability companies formed in the Netherlands. Our executive offices and the majority of our assets are located outside the United States. In addition, most of the members of our management board and supervisory board and executive officers named in this report are residents of jurisdictions other than the United States. As a result, it may be difficult for investors to serve process within the United States upon us, members of our management board or supervisory board or our executive officers named in this report or to enforce against them in United States courts judgments of those courts, to enforce outside the United States judgments obtained against them in United States courts, or to enforce in United States courts judgments obtained against them in courts in jurisdictions outside the United States, in any action, including actions that derive from the civil liability provisions of the United States securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities that derive from the United States securities laws.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Some of the information in this prospectus and the documents incorporated by reference in this prospectus contains forward-looking statements within the meaning of the United States federal securities laws. These statements include, among others, statements regarding use of proceeds, future expenditures, sufficiency of cash generated from operations, maintenance of majority interest in ASM Pacific Technology, business strategy, product development, product acceptance, market penetration, market demand, return on investment in new products, facility completion dates and product shipment dates. These statements may be found under “Risk Factors,” “Information about the Offering,” and “Plan of Distribution.” Forward-looking statements typically are identified by use of terms such as “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “will,” “may” and similar words, although some forward-looking statements are expressed differently. You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including the matters discussed under “Risk Factors” and in other sections of this prospectus, which address various factors that could cause our actual results to differ from those in the forward-looking statements.

INFORMATION ABOUT THE OFFERING

         This offering is for 4,330,446 common shares to be offered for sale from time to time by us. We are selling shares pursuant to the terms of an equity line financing agreement between us and Canadian Imperial Holdings, Inc., the selling shareholder and underwriter. Under the terms of this agreement we can issue and sell to the underwriter up to $65,000,000 in the aggregate of our common shares during the term of the agreement, which expires on July 6, 2003. We may make a put of common shares to the underwriter as often as every five trading days. Each put may be for up to $10,000,000 of common shares, but not more than that number of shares equal to 25% of the reported trading volume of our common shares on the Nasdaq National Market for the week immediately preceding the week during which we give the put notice. There is no minimum number or value of shares we must put to the underwriter each time we elect to issue and sell shares. The underwriter is not required to purchase our common shares if the purchase would cause the aggregate number of our common shares owned by the underwriter or any of its affiliates, including those purchased during the previous 60 days, to exceed 9.9% of all of our issued and outstanding common shares. The underwriter is obligated to purchase the shares from us for a purchase price equal to 95.5% of the simple average of the volume weighted average trading price during the five trading days preceding the date of sale. The underwriter has advised us that it expects to resell the common shares offered hereby in public or private transactions as described below under “Plan of Distribution.”

         The net aggregate proceeds to us from the sale of the 4,330,446 common shares we are offering could be up to $65,000,000 (or € 66,421,000).

         There is no assurance, however, that we will issue any shares or receive any proceeds from the equity line and, under its terms, it is possible that no shares will be issued.

         We may use the net proceeds, if any, for working capital and general corporate purposes, which may include capital expenditures to enlarge manufacturing and assembly capacity, development of new products or technologies, or the acquisition of or investment in businesses, licenses, products or technologies that are complementary to our business. From time to time, we have discussed potential strategic acquisitions or investments with third parties. We are not currently discussing any such acquisitions or investments and have no agreements or commitments to complete any such transactions.

         Pending our use of the proceeds of this offering, if any, we intend to invest the net proceeds of this offering primarily in short-term, investment-grade, interest-bearing instruments.

         The maximum dollar amount of common shares we may issue and sell to CIHI will be reduced by the dollar amount of common shares we issue and sell to CIHI prior to July 6, 2002, if any, under our existing equity line financing agreement with CIHI.

         Canadian Imperial Holdings, Inc. is an indirect, wholly owned subsidiary of Canadian Imperial Bank of Commerce, one of the lenders in our € 90 million multicurrency revolving credit agreement.

SELECTED CONSOLIDATED FINANCIAL DATA

         The following table presents selected historical consolidated financial information for each of the five years in the period ended December 31, 2001, which has been derived from our consolidated financial statements audited by Deloitte & Touche. The selected historical consolidated financial information for the three-month periods ended March 31, 2001 and 2002, is unaudited and, in our opinion, reflects all adjustments (consisting of normal recurring adjustments) that are necessary to present fairly the financial results for such periods. The selected historical consolidated financial information does not purport to indicate results of operations as of any future date or for any future period. The selected historical consolidated financial information has been derived from and should be read in conjunction with “Operating and Financial Review and Prospects,” our audited consolidated financial statements and notes thereto and our unaudited interim consolidated financial information and notes thereto appearing in our annual report on Form 20-F for the year ended December 31, 2001, filed March 28, 2002, as amended by Form 20-F/A filed May 10, 2002 and our Form 6-K, filed June 11, 2002, respectively, as incorporated by reference.

	(in thousands, except per share data)
						Three Months Ended
	Year Ended December 31,					March 31,

	1997	1998	1999	2000	2001	2001	2002	2002(1)

						(unaudited)	(unaudited)	(unaudited)
Consolidated Statements of Operations Data:

Net sales	€ 321,582	€ 288,111	€ 414,495	€ 935,212	€ 561,064	€ 200,621	€ 100,571	$98,419

Costs of sales	(182,259)	(179,326)	(244,485)	(518,027)	(337,743)	(116,902)	(67,419)	(65,976)

Gross profit	139,323	108,785	170,010	417,185	223,321	83,719	33,152	32,443

Operating expenses:

Selling, general and administrative costs	(74,675)	(59,924)	(83,170)	(147,318)	(111,851)	(31,645)	(22,403)	(21,924)

Research and development, net	(39,000)	(36,277)	(47,145)	(73,800)	(79,661)	(18,956)	(20,549)	(20,109)

Litigation settlement	(79,669)	—	—	—	—	—	—	—

Amortization of goodwill	—	(93)	(340)	(4,295)	(7,558)	(1,831)	—	—

Total operating expenses	(193,344)	(96,294)	(130,655)	(225,413)	(199,070)	(52,432)	(42,952)	(42,033)

Earnings (loss) from operations	(54,021)	12,491	39,355	191,772	24,251	31,287	(9,800)	(9,590)

Net interest and other financial income (expenses)	(3,239)	(5,350)	(8,608)	(1,595)	(984)	1,196	(2,319)	(2,269)

Earnings (loss) before income taxes, minority interest and cumulative effect of change in accounting principle	(57,260)	7,141	30,747	190,177	23,267	32,483	(12,119)	(11,859)

Income taxes	(2,761)	(648)	(1,274)	(22,830)	(4,711)	(5,528)	993	972

Earnings (loss) before minority interest and cumulative effect of change in accounting principle	(60,021)	6,493	29,473	167,347	18,556	26,955	(11,126)	(10,887)

Minority interest	(10,455)	(6,261)	(18,519)	(71,107)	(13,373)	(8,425)	(1,044)	(1,022)

Gain on dilution of investment in subsidiary	0	0	145	1,822	915	—	—	—

Net earnings (loss) before cumulative effect of change in accounting principle	(70,476)	232	11,099	98,062	6,098	18,530	(12,170)	(11,909)

Cumulative effect of change in accounting principle, net of tax (2)	—	—	—	(3,790)	—	—	—	—

Net earnings (loss)	€(70,476)	€ 232	€ 11,099	€ 94,272	€ 6,098	€ 18,530	€ (12,170)	$(11,909)

Basic net earnings (loss) per share:

Before cumulative effect of change in accounting principle	€ (2.12)	€0.01	€0.30	€2.09	€0.12	€0.38	€ (0.25)	€ (0.24)

Cumulative effect of change in accounting principle	—	—	—	(0.08)	—	—	—	—

Net earnings (loss) per share	€ (2.12)	€0.01	€ 0.30	€2.01	€0.12	€0.38	€ (0.25)	€ (0.24)

Diluted net earnings (loss) per share:

Before cumulative effect of change in accounting principle	€ (2.12)	€0.01	€ 0.29	€2.02	€0.12	€0.37	€ 0.25)	€ 0.24)

Cumulative effect of change in accounting principle	—	—	—	(0.08)	—	—	—	—

Net earnings (loss) per share	€ (2.12)	€0.01	€ 0.29	€1.94	€0.12	€0.37	€ (0.25)	€ (0.24)

Basic weighted average number of shares	33,232	33,794	37,301	46,810	48,944	48,836	49,097	49,097

Diluted weighted average number of shares	33,232	34,743	40,664	48,703	49,958	49,900	49,097	49,097

	(in thousands, except per share data)
						Three Months Ended
	Year Ended December 31,					March 31,

	1997	1998	1999	2000	2001	2001	2002	2002(1)

						(unaudited)	(unaudited)	(unaudited)

Pro forma amounts assuming accounting principle is applied retroactively: (2)

Net earnings (loss)	€ (70,720)	€585	€ 8,881	€ 98,062	€6,098	€18,530	€ (12,170)	€ (11,829)

Net earnings (loss) per share:

Basic	(2.13)	0.02	0.24	2.09	0.12	0.38	(0.25)	(0.24)

Diluted	€ (2.13)	€0.02	€ 0.23	€2.02	€0.12	€0.37	€ 0.25)	€ (0.24)

Adjusted amounts – Adoption of SFAS 142: (3)

Reported net earnings (loss)	€ (70,476)	€232	€ 11,099	€ 94,272	€6,098	€18,530	€ (12,170)	$(11,909)

Add back: Amortization of goodwill	—	93	340	4,295	7,558	1,831	—	—

Adjusted net earnings (loss)	€ (70,476)	€325	€ 11,439	€ 98,567	€13,656	€20,361	€ (12,170)	$(11,909)

Basic earnings (loss) per share:

Reported net earnings (loss) per share	€ (2.12)	€0.01	€ 0.30	€2.01	€0.12	€0.38	€ 0.25)	$(0.24)

Amortization of goodwill	—	—	0.01	0.09	0.15	0.04	—	—

Adjusted net earnings (loss) per share	€ (2.12)	€0.01	€ 0.31	€2.10	€0.27	€0.42	€ (0.25)	$(0.24)

Diluted earnings (loss) per share:

Reported net earnings (loss) per share	€ (2.12)	€0.01	€ 0.29	€1.94	€0.12	€0.37	€ (0.25)	$(0.24)

Amortization of goodwill	—	—	0.01	0.09	0.15	0.04	—	—

Adjusted net earnings (loss) per share	€ (2.12)	€0.01	€ 0.30	€2.03	€0.27	€0.41	€ (0.25)	$(0.24)

Consolidated Cash Flow Data:

Net cash provided by operating activities	€ 15,553	€ 26,034	€ 46,902	€ 153,092	€ 32,285	€25,991	€(4,883)	$(4,779)

Net cash (used in) investing activities	(27,098)	(23,232)	(26,794)	(136,377)	(91,220)	(22,259)	(5,143)	(5,033)

Net cash (used in) provided by financing activities	€ 8,804	€ (15,105)	€ (26,298)	€ 70,309	€ 51,751	€10,992	€ (2,602)	$(2,546)

	December 31,					March 31,

	1998	1999	2000	2000	2001	2001	2002	2002(1)

						(unaudited)	(unaudited)	(unaudited)
Consolidated Balance Sheet Data:

Cash and cash equivalents	€ 11,724	€ 14,153	€ 106,805	€ 106,805	€ 107,577	€ 126,728	€ 96,347	$94,285

Net property, plant and equipment	105,551	127,176	152,168	152,168	191,081	171,399	187,390	183,380

Total assets	282,950	425,035	777,940	777,940	757,065	812,060	730,414	714,783

Total debt	148,756	119,893	76,280	76,280	160,858	89,022	159,162	155,756

Total shareholders’ equity	€ 20,464	€ 65,552	€ 308,322	€ 308,322	€ 320,910	€ 298,079	€ 311,365	$304,702

(1)	These dollar denominated data are provided as a convenience only, and are converted from our reporting currency, the euro, at the exchange rate of 0.9786 United States dollars per euro, which was the noon buying rate in New York City for cable transfers payable in euros on June 24, 2002.

(2)	The cumulative effect of the change in the accounting principle relates to the effect on prior years of the impact of the adoption of SEC Staff Accounting Bulletin 101. This Bulletin sets forth guidelines on the timing of revenue recognition of sales and was adopted by us on January 1, 2000. The pro forma amounts are presented as if the new accounting principles had been applied retroactively.

(3)	The adjusted amounts reflect the adoption of SFAS No.142, “ Goodwill and Other Intangible Assets” for all periods presented. We adopted SFAS No. 142 as of January 1, 2002. SFAS No. 142 requires that goodwill not be amortized, but, rather, be tested at least annually for impairment. Consequently we stopped amortizing goodwill as of January 1, 2002. We did not record an impairment loss upon adoption of this standard.

PRICE RANGE OF COMMON SHARES

	Nasdaq Closing Prices		Euronext Closing Prices

	High	Low	High	Low

Annual Information

1997 b	$20.13	$8.44	Nlg 40.80	Nlg 16.30

1998	12.88	2.50	Nlg 26.90	Nlg 4.90

1999	23.94	3.63	€ 23.00	€ 3.55

2000	35.63	9.31	€ 38.00	€ 10.75

2001	26.84	10.40	€ 31.45	€ 10.10

Quarterly Information

2000:

First Quarter	$35.63	$20.69	€ 36.40	€ 19.50

Second Quarter	34.88	23.00	38.00	26.40

Third Quarter	29.75	17.50	31.45	20.15

Fourth Quarter	17.75	9.31	20.65	10.75

2001:

First Quarter	$19.88	$9.63	€ 20.70	€ 10.10

Second Quarter	26.84	15.31	31.45	17.35

Third Quarter	23.76	10.40	26.80	10.90

Fourth Quarter	19.51	14.81	21.75	11.05

Monthly Information

December 2001	$19.51	$14.82	€ 21.75	€ 16.75

January 2002	22.34	17.95	25.00	20.76

February 2002	22.13	17.77	25.40	20.39

March 2002	26.11	22.56	29.70	25.83

April 2002	28.34	22.05	31.90	24.90

May 2002	23.65	19.34	26.02	20.75

         On June 24, 2002, the last reported sale price of our common shares was $15.01 per share on The Nasdaq National Market and € 14.69 per share on the Euronext Amsterdam stock exchange. Our common shares listed on The Nasdaq National Market are in registered form and, as of May 31, 2002, were held by 209 holders of record. Our shares listed on the Euronext Amsterdam stock exchange are in bearer form.

CAPITALIZATION

         The following table shows our cash and cash equivalents and our capitalization as of May 31, 2002 on an actual basis and as adjusted to reflect the maximum of US$65 million proceeds from the proposed offering of common shares, after deducting fees and expenses.

	May 31, 2002 (in thousands)

		As	As
	Actual	Adjusted(1)	Adjusted(1)(2)

	(unaudited)	(unaudited)	(unaudited)
Cash and cash equivalents (3)	€ 59,629	€ 122,975	$120,343

Total debt:

Notes payable to banks	€ 15,959	15,959	15,617

Long-term debt (including current portion)	134,994	134,994	132,105

Total debt	€ 150,953	€ 150,953	$147,722

Shareholders’ equity:

Common shares: € 0.04 par value; 110,000,000 shares authorized, 49,152,708 and 53,483,154 issued and outstanding, actual and as adjusted (4)(5)	1,966	2,139	2,093

Capital in excess of par value	253,582	316,755	309,976

Retained earnings	45,374	45,374	44,403

Accumulated other comprehensive income	(7,736)	(7,736)	(7,570)

Total shareholders’ equity	293,186	356,532	348,902

Total capitalization	€ 444,139	€ 507,485	$496,624

(1)	Reflects the receipt and application of US$65 million proceeds from the proposed offering of common shares, after deducting fees and expenses.

(2)	The dollar denominated data are provided as a convenience only, and are converted from our reporting currency, the euro, at the exchange rate of 0.9786 United States dollars per euro, which was the noon buying rate in New York City for cable transfers payable in euros on June 24, 2002.

(3)	Cash and cash equivalents of ASM Pacific Technology are restricted to use in the operations of ASM Pacific Technology only. At May 31, 2002, such restricted cash and cash equivalents amounted to € 47.3 million, actual and adjusted.

(4)	The share numbers are based on common shares outstanding as of May 31, 2002, all of which shares are fully paid, but exclude:

• 2,230,385 common shares issuable upon exercise of outstanding options, which have a weighted average exercise price of $11.02 per common share;
• 200,000 common shares issuable upon exercise of outstanding warrants, which have a weighted average exercise price of $9.81 per share; and
• 6,100,796 common shares issuable upon conversion of $115.0 million convertible subordinated notes at a conversion rate of 53.0504 shares per each $1,000 principle amount of notes.

(5)	Of the common shares issued and outstanding, no shares are held by us or on our behalf or by our subsidiaries.

DILUTION

         Our net tangible book value as of May 31, 2002 was approximately € 232.7 million, or € 4.73 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets, less total liabilities and our minority interest in our subsidiary, divided by the number of shares of common stock outstanding.

         After giving effect to the sale of 4,330,446 shares of our common stock in this offering at an assumed offering price of $15.01
(€ 15.34) per share and after deducting the estimated offering expenses payable by us, our net tangible book value as of May 31, 2002 would have been € 296.1 million, or € 5.54 per share. This represents an immediate dilution of $9.59 (€9.80) per share to new investors in this offering, as illustrated by the following table:

Assumed offering price per share		€15.34		$15.01

Net tangible book value per share before this offering	€4.73		$4.63

Increase per share attributable to new investors	0.81		0.79

Net tangible book value per share after this offering		5.54		5.42

Dilution per share to new investors		€9.80		$9.59

PLAN OF DISTRIBUTION

         Our rights to cause Canadian Imperial Holdings, Inc. (“CIHI”) to purchase our common shares to be offered hereby are set forth in an equity line financing agreement between us and CIHI. CIHI is the selling shareholder and underwriter of the common stock offered by this prospectus. CIHI is located at 425 Lexington Avenue, New York, New York 10017.

         CIHI’s obligation to purchase our common shares under the equity line financing agreement is subject to the satisfaction of various conditions, including:

•	our registration statement in respect of such shares must remain effective under the Securities Act of 1933;

•	our common shares must continue to trade on the Nasdaq National Market; and

•	CIHI may not become the beneficial owner, at any time, of more than 9.9% of our outstanding common shares.

         CIHI may terminate the equity line without further obligation to us only if CIHI determines, in its reasonable discretion, that the adoption of, or change in, or any change in the interpretation or application of, any law, regulation, rule, guideline or treaty makes it illegal or materially impractical for CIHI to fulfill its obligations under the equity line agreement.

         Our common shares quoted on the Nasdaq National Market under the symbol “ASMI” are held in registered form; the registrar is Citibank, N.A., New York, New York. Our common shares are registered with ABN AMRO Bank, Breda, the Netherlands, and are held in bearer form. The 4,330,446 shares of common stock that are being offered by this prospectus are common shares registered with Citibank, N.A.

         CIHI has advised us that it may sell the common stock offered by this prospectus from time to time primarily in transactions on the Nasdaq National Market or in other types of transactions, including:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account;

•	a block trade in which a broker-dealer so engaged will attempt to sell shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers; and

•	in privately negotiated transactions.

         CIHI may not make any sales in anticipation of purchasing shares under this registration statement with the intention of reducing the price of our common stock for the benefit of CIHI. In connection with the distributions of common stock or otherwise, CIHI may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers may engage in short sales of our common stock in the course of hedging the positions they assume with CIHI. CIHI may also pledge our common stock to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any shares that qualify for sales pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

         In any sale involving a broker-dealer, CIHI may engage the services of CIBC World Markets Corp., an affiliate of CIHI. In effecting sales, brokers, dealers or agents engaged by CIHI may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions from the selling stockholder in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. CIHI may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

         In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         We have advised CIHI that the anti-manipulation rules of Regulation M under the Exchange Act of 1934 may apply to sales of common stock in the market and to the activities of CIHI and its affiliates. In addition, we will make copies of this prospectus available to CIHI and we have informed it of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby.

         To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

         The equity line agreement provides that we must indemnify CIHI in certain circumstances against certain liabilities, including liabilities under the Securities Act, and contribute to payments that the underwriters may be required to make in respect of those liabilities. The underwriter is required by the equity line agreement to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that we may be required to make in respect of those liabilities.

         CIHI is a party to another, substantially similar equity line financing agreement expiring July 6, 2002, pursuant to which we may sell to CIHI up to $65 million of our common shares. We have not sold any shares pursuant to this other agreement. In addition, certain affiliates of CIHI have from time to time performed and may in the future perform various financial advisory, commercial banking and investment banking services for us, for which they receive or will receive customary fees.

THE SELLING SHAREHOLDER

         As of the date of this Registration Statement, CIHI does not beneficially own any shares of our common stock. We are unable to predict the actual number of shares that will be sold to or by CIHI in connection with this offer. All shares, if any, to be offered by this prospectus will be offered by CIHI as underwriter and selling shareholder. CIHI may elect to sell some, all or none of the shares purchased from us, in its sole discretion. CIHI has not held any position or office with us or any of our affiliates within the past three years.

         The following employees of CIHI may be deemed to have or share voting or investment control over any shares of our common stock held by CIHI:

Name	Position with CIHI

Paul D. Rogers	President

Michael G. Capatides	Managing Director

Richard Hassard	Managing Director

Lorne Robbins	Managing Director

Joyce Burns	Executive Director

Bruce A. Renihan	Chief Financial Officer

INTERESTS OF NAMED EXPERTS AND COUNSEL

         The legality of the common shares offered hereby will be passed upon for us by the Stibbe law firm of the Netherlands. The chairman of our board of supervisory directors is a partner at Stibbe and owns 300,000 common shares.

         The financial statements incorporated in this prospectus by reference to ASM International N.V.’s Annual Report on Form 20-F as of December 31, 2001 and 2000 and for each of the three year periods ended December 31, 2001 have been audited by Deloitte & Touche Accountants, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

EXPENSES OF THE ISSUE

         Following, in tabular form, is a description of CIHI’s compensation and other expenses that we will bear:

Underwriter’s Compensation

Underwriter's Compensation

Discounts	4.5% of the per share price

Commissions	0

Other Compensation	0

Our Other Expenses	Estimated Fee (in U.S. Dollars)

Registration Fees	$5,980

Taxes (federal, state and local)	0

Premiums paid to insure directors and officers for liabilities in connection with the registration	0

Cost of Printing	5,020

Legal Fees	25,000

Accounting Expenses	10,000

Nasdaq National Market Listing Fees	39,000

Total	$85,000

WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT ASM INTERNATIONAL

         We have filed with the SEC a registration statement on Form F-3, including exhibits and schedules, in connection with the common shares to be sold in this offering. This prospectus is part of the registration statement and does not contain all the information included in the registration statement. For further information about us and the common shares to be sold in this offering, please refer to the registration statement. Whenever a reference is made in this prospectus to any contract, agreement or other document, the reference may not be complete and you should refer to the copy of that contract, agreement or other document filed as an exhibit to the registration statement or to one of our previous SEC filings.

         We also file annual and special reports and other information with the SEC. You may read and copy all or any portion of the registration statement and any other document we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Some of this material may also be obtained at the Internet site the SEC maintains at http://www.sec.gov which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

DOCUMENTS INCORPORATED BY REFERENCE

         The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information contained in this prospectus. We incorporate by reference the documents listed below:

•	our annual report on Form 20-F for the year ended December 31, 2001, filed March 28, 2002, as amended by Form 20-F/A filed May 10, 2002;

•	our Form 6-K filed June 11, 2002; and

•	the description of our share capital contained in our Form 8-A Registration Statement filed on April 3, 1985, as updated by our Form 6-K dated July 2, 2002.

         We also incorporate by reference any annual reports filed on Form 20-F and any special reports filed on Form 6-K until all of the common shares that are part of this offering have been sold. We may incorporate the Forms 6-K by stating in those forms that they are being incorporated into this prospectus.

         Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other document that is subsequently filed with the SEC and incorporated by reference, modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified and superseded.

         You may request a copy of these filings, at no cost, by contacting us at the following address, telephone number or web address:

ASM International N.V.
Jan van Eycklaan 10
3723 BC Bilthoven
The Netherlands
Attention: Robert L. de Bakker
Vice President of Finance and Chief Financial Officer
(011) (31) 30 229 8506
www.asm.com

Part II: Information Not Required in Prospectus

Item 8: Indemnification of Directors and Officers

         We have a directors and officers liability insurance policy which insures directors and officers against the cost of defense, settlement or payment of claims and judgments under some circumstances.

         The indemnification provided above is not exclusive of any rights to which any of our directors or officers may be entitled. The general effect of the forgoing provisions may be to reduce the circumstances in which a director or officer may be required to bear the economic burdens of the forgoing liabilities and expenses.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 9: Exhibits

         See Exhibit Index following the Signatures page which is incorporated by reference herein.

Item 10: Undertakings

         The undersigned registrant undertakes:

(1)	To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i)	Include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement (or the most recent post-effective amendment thereof). Notwithstanding the foregoing, any increase or decrease in volume of securities offered, if the total dollar value of securities offered would not exceed that which was registered, and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	Include any additional or changed material information on the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	For determining liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3)	To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934, and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of

1934, that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of the registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bilthoven, the Netherlands, on July 3, 2002.

ASM INTERNATIONAL N.V.

By: /s/ Arthur H. del Prado Arthur H. del Prado, Managing Director PRESIDENT AND CHIEF EXECUTIVE OFFICER

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Arthur H. del Prado and Robert L. de Bakker, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.*

Name	Title

/s/ Arthur H. del Prado Arthur H. del Prado	Managing Director, President and Chief Executive Officer (Principal Executive Officer)

/s/ Robert L. de Bakker Robert L. de Bakker	Member of Management Board, Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Patrick Lam See-Pong Patrick Lam See-Pong	Managing Director and Vice President of Asian Operations

/s/ Paul C. van den Hoek Paul C. van den Hoek	Chairman of the Supervisory Board

/s/ Eric A. van Amerongen Eric A. van Amerongen	Supervisory Director

/s/ Johan Danneels Johan Danneels	Supervisory Director

/s/ Adri Baan Adri Baan	Supervisory Director

*	Each of these signatures is affixed as of July 3, 2002.

AUTHORIZED REPRESENTATIVE

         Pursuant to the requirements of the Securities Act of 1933, the undersigned certifies that it is the duly authorized United States representative of ASM International N.V. and has duly caused this registration statement to be signed on behalf of it by the undersigned, thereunto duly authorized, in the City of Phoenix, Arizona on July 3, 2002.

ASM AMERICA INC., a Delaware corporation (Authorized U.S. Representative)

By: /s/ Arthur H. del Prado Name: Arthur H. del Prado Title: Chairman of the Board

ASM INTERNATIONAL N.V.

Exhibit Index

To

Registration Statement On Form F-3

Exhibit Number	Description	Incorporated by Reference to:	Included Herein:

3.1	The English translation of ASM International N.V.’s Compiled Articles of Association, as amended	Exhibit 3.1 to the Registrant’s 6-K filed November 6, 2001

4.1	1994 Stock Option Plan	Exhibit 99.1 to the Registrant’s S-8 filed October 25, 1999

4.2	Debenture Purchase Agreement Part 1	Exhibit 4.2 to the Registrant’s Form F-3 filed on December 13, 1999

4.3	Debenture Purchase Agreement Part 2	Exhibit 4.2 to the Registrant’s Form F-3 filed on December 13, 1999

4.4	Zero Coupon Debenture	Exhibit 4.3 to the Registrant’s Form F-3 filed on December 13, 1999

4.5	Common Stock Purchase Warrant	Exhibit 4.4 to the Registrant’s Form F-3 filed on December 13, 1999

4.6	Supplemental Common Stock Purchase Warrant	Exhibit 4.5 to the Registrant’s Form F-3 filed on December 13, 1999

4.7	Registration Rights Agreement	Exhibit 4.6 to the Registrant’s Form F-3 filed on December 13, 1999

4.8	Equity Line Financing Agreement between ASM International N.V. and Canadian Imperial Holdings Inc. dated July 6, 2000	Exhibit 23.1 to Registrant’s 6-K filed on September 6, 2000

4.9	Amendment No. 1 to the Equity Line Agreement between ASM International N.V. and Canadian Imperial Holdings Inc.	Exhibit 4.9 to Registrant’s 20-F filed on March 9, 2001

4.10	Credit Agreement among ASM International N.V., Canadian Imperial Bank of Commerce and Advanced Semiconductor Materials (Netherlands Antilles) N.V. dated July 6, 2000	Exhibit 23.2 to Registrant’s 6-K filed on September 6, 2000

4.11	Amendment No. 1 to the Credit Agreement among ASM International N.V. and Canadian Imperial Bank of Commerce, Advanced Semiconductor Materials (Netherlands Antilles) N.V.	Exhibit 4.11 to Registrant’s 20-F filed on March 9, 2001

4.12	Registration Rights Agreement between ASM International N.V. and Canadian Imperial Holdings Inc. dated July 6, 2000	Exhibit 23.3 to Registrant’s 6-K filed on September 6, 2000

4.13	Amendment No. 1 to the Registration Rights Agreement between ASM International N.V. and Canadian Imperial Holdings Inc.	Exhibit 4.13 to Registrant’s 20-F filed on March 9, 2001

4.14	Security Agreement among ASM International N.V., Advanced Semiconductor Materials (Netherlands Antilles), N.V. and Canadian Imperial Bank of Commerce dated July 6, 2000	Exhibit 23.4 to the Registrant’s 6-K filed on September 6, 2000

Exhibit Number	Description	Incorporated by Reference to:	Included Herein:

4.15	Supplement No. 1 to the Security Agreement between ASM International N.V. , Advanced Semiconductor Materials (Netherlands Antilles), N.V. and Canadian Imperial Bank of Commerce	Exhibit 4.15 of Registrant’s 20-F filed on March 9, 2001

4.16	Purchase Agreement dated November 14, 2001 between ASM International N.V. and CIBC World Markets Corp. for purchase of $100 million of 5% Convertible Subordinated Notes	Exhibit 4.16 of Registrant’s 20-F/A filed on May 10, 2002

4.17	Indenture Agreement dated November 19, 2001 and Citibank, N.A. relating to 5% Convertible Subordinated Notes	Exhibit 4.17 of Registrant’s 20-F/A filed on May 10, 2002

4.18	Equity Line Financing Agreement between ASM International N.V. and Canadian Imperial Holdings Inc. dated July 2, 2002		X

4.19	Registration Rights Agreement between ASM International N.V. and Canadian Imperial Holdings Inc. dated July 2, 2002		X

5.1	Opinion of counsel with respect to legality of the securities being offered		X

23.1	Consent of Deloitte & Touche Accountants		X

23.2	Consent of counsel		See Exhibit 5.1

24.1	Power of attorney		X (See Signature Page)